UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 26, 2015

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532	20-0865835
(Commission File Number)	(I.R.S. Employer Identification No.)

50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition

On January 26, 2015, Ashland Inc. ("Ashland") announced preliminary first quarter results, which are discussed in more detail in the news release (the "News Release") attached to this Current Report on Form 8-K ("Form 8-K") as Exhibit 99.1, which is incorporated by reference into this Item 2.02.

Item 7.01. Regulation FD Disclosure

On January 26, 2015, Ashland will make available the News Release, a slide presentation and prepared remarks on the "Investor Center" section of Ashland's website located at http://investor.ashland.com. A copy of the slide presentation and the prepared remarks are attached to this Form 8-K as Exhibits 99.2 and 99.3, respectively, and are incorporated herein solely for purposes of this Item 7.01 disclosure.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

99.1   News Release dated January 26, 2015.
99.2   Slide Presentation dated January 26, 2015.
99.3   Prepared Remarks dated January 26, 2015.

In connection with the disclosure set forth in Item 2.02 and 7.01, the information in this Form 8-K, including the exhibits attached hereto, is being furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of such section. The information in this Form 8-K, including the exhibits, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any incorporation by reference language in any such filing. This Form 8-K will not be deemed an admission as to the materiality of any information in this Form 8-K that is required to be disclosed solely by Regulation FD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	ASHLAND INC.
	(Registrant)

January 26, 2015	/s/ J. Kevin Willis
	J. Kevin Willis
	Senior Vice President and
	Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated January 26, 2015.

99.2   Slide Presentation dated January 26, 2015.

99.3   Prepared Remarks dated January 26, 2015.

Exhibit 99.1

News Release



January 26, 2015

Ashland Inc. reports preliminary financial results for first quarter of fiscal 2015

- *Earnings from continuing operations total $0.57 per diluted share*
- *Adjusted earnings from continuing operations grow 30 percent, to $1.46 per diluted share*
- *Adjusted EBITDA rose 11 percent, to $262 million*
- *Annualized cost savings from global restructuring reach approximately $175 million run rate*

COVINGTON, Ky. – Ashland Inc. (NYSE: ASH), a global leader in specialty chemical solutions for consumer and industrial markets, today announced preliminary[1] financial results for the fiscal first quarter ended December 31, 2014.

Quarterly Highlights

(in millions except per-share amounts)	Quarter Ended Dec. 31			
	2014		2013	
Operating income	$	169	$	143
Key items*		8		--
Adjusted operating income*	$	177	$	143
Adjusted EBITDA*	$	262	$	236
Diluted earnings per share (EPS)				
From net income	$	0.46	$	1.40
From continuing operations	$	0.57	$	1.12
Key items*		0.89		--
Adjusted EPS from continuing operations*	$	1.46	$	1.12
Cash flows provided by operating activities from continuing operations	$	50	$	18
Free cash flow*		7		(27)

* See Tables 5, 6 and 7 for Ashland definitions and U.S. GAAP reconciliations.

Ashland reported earnings from continuing operations of $40 million, or $0.57 per diluted share, on sales of nearly $1.4 billion. These results included three key items that together reduced income from continuing operations by approximately $62 million, net of tax, or $0.89 per diluted share. The largest of these three items was an after-tax charge of $57 million, or $0.82 per share, for a loss on the sale of Ashland's elastomers division, which was sold during the quarter. Excluding the three key items, Ashland's adjusted income from continuing operations was $102 million, or $1.46 per diluted share. (Please refer to Table 5 of the accompanying financial statements for details of key items.)

For the year-ago quarter, Ashland reported income from continuing operations of $88 million, or $1.12 per diluted share, on sales of more than $1.4 billion. There were no key items in the year-ago quarter.

For the remainder of this news release, financial results have been adjusted to exclude the effect of key items in the current quarter. On this basis, Ashland's results as compared to the year-ago quarter were as follows:

- Sales fell 3 percent, largely as a result of foreign exchange rates and divestitures;
- Operating income grew 24 percent to $177 million;
- Earnings before interest, taxes, depreciation and amortization (EBITDA) increased 11 percent to $262 million; and
- EBITDA as a percent of sales increased 230 basis points to 18.8 percent.

"In the first quarter of fiscal 2015, the Ashland team delivered strong results by executing the company's well-defined strategy with discipline," said William A. Wulfsohn, Ashland's new chairman and chief executive officer. "The strongest growth in the quarter came from many of Ashland's higher-margin products, which are delivering innovative solutions to help our customers grow their businesses. In addition, cost reduction and mix management efforts helped drive significantly higher EBITDA earnings and margins versus the same period last year. Ashland Specialty Ingredients reported continued growth of its unique and differentiated personal care and adhesives product lines, with currency-adjusted sales rising 10 percent and 5 percent, respectively. Ashland Performance Materials succeeded in upgrading mix as sales of the unique Derakane™ vinyl ester resin helped composites sales grow 8 percent after adjusting for currency. At Valvoline, continued growth in premium-brand sales, Valvoline Instant Oil Change™ store expansion and lower raw-material costs helped drive record profits for the first quarter. At the same time, we are beginning to see significant improvements in Ashland's cost structure as the global restructuring led to a roughly $19 million reduction in selling, general and administrative (SG&A) expenses versus a year ago."

He added: "The Ashland team continued to critically assess its portfolio of assets and take action, as demonstrated by the divestiture of the elastomers division in early December. This sale, which enhanced Ashland's cash position, was consistent with the company's strategy of divesting lower-margin, non-core assets so that we can focus on higher-growth, higher-margin segments. Equally important, Ashland continued to return cash to shareholders through the existing stock repurchase program. I fully support the company's current strategy and firmly believe it will continue to create long-term shareholder value."

Business Segment Performance
To aid understanding of Ashland's ongoing business performance, the results of Ashland's business segments are described below on an adjusted basis and EBITDA, or adjusted EBITDA, is reconciled to operating income in Table 7 of this news release.

Within Specialty Ingredients, improved product mix and strong cost discipline drove higher earnings and margins, despite the negative sales impact from foreign currency and softness in European construction and North American energy markets. EBITDA rose 7 percent, to $119 million, while EBITDA margin increased 210 basis points, to 21.2 percent. Savings from the global restructuring program contributed to a 5 percent decline in SG&A expenses. Overall sales declined 3 percent, to $561 million, largely due to currency headwinds and the company's previously announced decision to exit the powder guar business. Within consumer, Ashland's personal-care sales grew a currency-adjusted 10 percent amid improved demand for Ashland's innovative oral, skin and hair care applications that uniquely benefit our customers. In addition, pharmaceutical excipients reported another quarter of solid growth. On the industrial side, sales fell 6 percent due to weakness in the European construction market and reduced demand for products sold into the U.S. energy market as a result of falling crude oil prices. However, adhesives posted another good quarter, with sales increasing 5 percent from prior year. In addition, we continue to see strong demand within the coatings market, although capacity constraints within our hydroxyethylcellulose (HEC) production facilities have limited our growth. To help meet that growing demand, Ashland recently completed the first phase of an expansion of HEC capacity in Nanjing, China, with new volume to be available beginning later this quarter.

Good composites volumes and lower input costs contributed to a strong quarter for Performance Materials, with EBITDA growing 27 percent, to $42 million, and EBITDA margin gaining 340 basis points, to 12.4 percent. Excluding the elastomers division, which was sold to Lion Copolymer Holdings LLC during the quarter, volumes grew 3 percent, driven by strong composites results across all regions. Sales declined 7 percent, to $338 million, as a result of the elastomers divestiture, currency and lower butanediol pricing within intermediates and solvents (I&S). Adjusting for these factors, sales grew 3 percent. We continued to see good composites growth in both North America and Asia. While mining and building and construction markets remain sluggish on a global basis, we continue to experience good growth in the automotive, heavy truck, and recreational marine markets in North America. In China, demand is growing for pollution control systems such as Ashland's unique Derakane vinyl ester resin, as the Chinese government moves to address emissions from coal-fired power plants. Separately, I&S sales declined 14 percent from prior year on lower volumes, softer butanediol pricing and currency headwinds.

Valvoline continued its strong performance as improved mix and lower raw-material costs led to improved profitability and margins for the first quarter. EBITDA rose 11 percent, to $92 million, and EBITDA as a percent of sales was 18.7 percent, an increase of 160 basis points versus the prior year. Overall sales rose 1 percent, to $492 million, despite lower international sales resulting from distributor destocking and general softness in the heavy-duty market. Valvoline's performance was driven by continued strength across the Do-It-For-Me (DIFM) channel and Valvoline Instant Oil Change, as well as a number of successful promotions in the Do-It-Yourself (DIY) channel. Within the DIFM channel, Valvoline's non-captive installer line of business posted the second consecutive quarter of mid-single-digit percentage sales growth over the prior year. Valvoline Instant Oil Change logged nearly 5 percent growth in same-store sales at company-owned sites. The quick-lube brand also added 29 stores across the network over the past year, contributing to a 7 percent overall increase in oil changes compared to a year ago. Volume within Valvoline's international channel declined 3 percent and sales fell 8 percent from the prior year. Adjusting for currency, international sales were down 2 percent. Overall mix continued to improve, with premium-branded lubricant sales volume increasing to 38.4 percent, a 260-basis-point increase from prior year.

Ashland's adjusted effective tax rate for the December 2014 quarter was 25 percent, or 100 basis points higher than the top end of our previous guidance due to changes in geographic income mix. Ashland's businesses reported stronger results in higher tax-rate regions, primarily the United States. We expect this trend to continue for the balance of the fiscal year. As a result, Ashland now expects its effective tax rate for fiscal 2015 to be in the range of 24-26 percent.

Progress on Global Restructuring and Share Repurchase Programs
Ashland's global restructuring program, which is targeting $200 million in cost savings as part of a broad-based plan to improve the company's competitive position, is on track to be largely complete by the end of the second quarter of fiscal 2015. At the end of December, Ashland had achieved approximately $175 million in annualized run-rate savings.

The company repurchased $127 million of Ashland stock during the first quarter, completing the previously announced 10b5-1 share repurchase program launched last August. In total, Ashland has invested nearly $1.1 billion in stock repurchases over the past nine months. The company has approximately $270 million remaining under its current $1.35 billion share repurchase authorization. Ashland plans to use that remaining authorization to initiate a $270 million accelerated stock repurchase (ASR) program as soon as practicable.

Looking Ahead
Wulfsohn, who formally joined Ashland in early January, said he is impressed with what he has seen in the organization in his first month.

"Since joining the team in January, I have had an intensive and productive on-boarding. I have had the opportunity to comprehensively review the company's strategy and business plans. Ashland has a strong team which is executing its plans with discipline. Going forward, the businesses will remain focused on driving value-added innovation to help our customers succeed. That, combined with our focus on improving sales mix and reducing costs, should help drive revenue and margin growth. In addition, we will continue to actively manage our asset portfolio and balance sheet in order to best position the company for value creation. The planned ASR is consistent with that approach, as we believe Ashland's stock remains undervalued and the repurchase represents the best use of cash at this time. Prior to the completion of the existing ASR, we will actively evaluate opportunities to generate new value for our shareholders. At this time, we believe the best current option is through further share repurchases," he said.

"Our aim remains the same: to position Ashland as the top specialty chemical company in the world. The team's performance in the first quarter moved us closer to our goal," Wulfsohn said.

Conference Call Webcast
Ashland will host a live webcast of its first-quarter conference call with securities analysts at 10 a.m. EST Tuesday, January 27, 2015. The webcast and supporting materials will be accessible through Ashland's website at http://investor.ashland.com.

Following the live event, an archived version of the webcast and supporting materials will be available for 12 months.

Use of Non-GAAP Measures

This news release includes certain non-GAAP (Generally Accepted Accounting Principles) measures. Such measurements are not prepared in accordance with GAAP and should not be construed as an alternative to reported results determined in accordance with GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP amounts have been reconciled with reported GAAP results in Tables 5, 6 and 7 of the financial statements provided with this news release.

About Ashland

Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three commercial units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we use good chemistry to make great things happen for customers in more than 100 countries. Visit ashland.com to learn more.

- 0 -

C-ASH

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its Annual Report to Shareholders, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); the global restructuring program (including the possibility that Ashland may not achieve the anticipated revenue and earnings growth, cost reductions, and other expected benefits from the program), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are contained in "Use of estimates, risks and uncertainties" in Note A of Notes to Consolidated Financial Statements and in Item 1A in its most recent Form 10-K filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future events or otherwise.

(1) Preliminary Results
Financial results are preliminary until Ashland's Form 10-Q is filed with the SEC.

SM Service mark, Ashland or its subsidiaries, registered in various countries
TM Trademark, Ashland or its subsidiaries, registered in various countries.

FOR FURTHER INFORMATION:

Investor Relations:
Jason Thompson
+1 (859) 815-3527
jlthompson@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com

Ashland Inc. and Consolidated Subsidiaries   Table 1
STATEMENTS OF CONSOLIDATED INCOME
(In millions except per share data - preliminary and unaudited)

	Three months ended December 31			
	2014		**2013**	
Sales	$	1,391	$	1,432
Cost of sales		982		1,048
GROSS PROFIT		409		384
Selling, general and administrative expense		226		235
Research and development expense		25		27
Equity and other income		11		21
OPERATING INCOME		169		143
Net interest and other financing expense		41		42
Net gain (loss) on divestitures		(85)		5
INCOME FROM CONTINUING OPERATIONS				
BEFORE INCOME TAXES		43		106
Income tax expense		3		18
INCOME FROM CONTINUING OPERATIONS		40		88
Income (loss) from discontinued operations (net of taxes) (a)		(8)		22
NET INCOME	$	32	$	110
DILUTED EARNINGS PER SHARE				
Income from continuing operations	$	0.57	$	1.12
Income (loss) from discontinued operations		(0.11)		0.28
Net income	$	0.46	$	1.40
AVERAGE COMMON SHARES AND ASSUMED CONVERSIONS		70		78
SALES				
Specialty Ingredients	$	561	$	581
Performance Materials		338		365
Valvoline		492		486
	$	1,391	$	1,432
OPERATING INCOME				
Specialty Ingredients	$	60	$	51
Performance Materials		25		14
Valvoline		83		75
Unallocated and other (a)		1		3
	$	169	$	143

(a) The discontinued operations caption for the prior period includes the direct results of the Water Technologies business. Due to its sale, the direct results of the business have been presented as discontinued operations for the prior period presented in accordance with U.S. GAAP. Certain costs previously charged to the Water Technologies business have been included in Unallocated and other in the prior period as the costs relate to indirect corporate cost resources previously charged to this business.

Ashland Inc. and Consolidated Subsidiaries   Table 2
CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions - preliminary and unaudited)

	December 31 2014	September 30 2014
ASSETS		
Current assets		
Cash and cash equivalents	$ 1,256	$ 1,393
Accounts receivable	1,032	1,202
Inventories	746	765
Deferred income taxes	118	118
Other assets	89	83
Total current assets	3,241	3,561
Noncurrent assets		
Property, plant and equipment		
Cost	4,118	4,275
Accumulated depreciation	1,865	1,861
Net property, plant and equipment	2,253	2,414
Goodwill	2,586	2,643
Intangibles	1,254	1,309
Asbestos insurance receivable	423	433
Equity and other unconsolidated investments	81	81
Other assets	511	510
Total noncurrent assets	7,108	7,390
Total assets	$ 10,349	$ 10,951
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Short-term debt	$ 323	$ 329
Current portion of long-term debt	9	9
Trade and other payables	529	674
Accrued expenses and other liabilities	513	675
Total current liabilities	1,374	1,687
Noncurrent liabilities		
Long-term debt	2,943	2,942
Employee benefit obligations	1,449	1,468
Asbestos litigation reserve	690	701
Deferred income taxes	95	110
Other liabilities	473	460
Total noncurrent liabilities	5,650	5,681
Stockholders' equity	3,325	3,583
Total liabilities and stockholders' equity	$ 10,349	$ 10,951

Ashland Inc. and Consolidated Subsidiaries

Table 3

STATEMENTS OF CONSOLIDATED CASH FLOWS

(In millions - preliminary and unaudited)

	Three months ended December 31	
	2014	**2013**
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES		
FROM CONTINUING OPERATIONS		
Net income	$ 32	$ 110
Loss (income) from discontinued operations (net of taxes)	8	(22)
Adjustments to reconcile income from continuing operations to cash flows from operating activities		
Depreciation and amortization	85	88
Debt issuance cost amortization	4	3
Deferred income taxes	(10)	(3)
Equity income from affiliates	(4)	(6)
Distributions from equity affiliates	3	6
Stock based compensation expense	7	8
Net loss (gain) on divestitures	85	(5)
Change in operating assets and liabilities (a)	(160)	(161)
Total cash provided by operating activities from continuing operations	50	18
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES		
FROM CONTINUING OPERATIONS		
Additions to property, plant and equipment	(43)	(45)
Proceeds from disposal of property, plant and equipment	1	1
Proceeds from sale of operations or equity investments	106	4
Total cash provided (used) by investing activities from continuing operations	64	(40)
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES		
FROM CONTINUING OPERATIONS		
Repayment of long-term debt	-	(12)
Proceeds (repayment) from short-term debt	(6)	6
Repurchase of common stock	(127)	-
Cash dividends paid	(24)	(26)
Excess tax benefits related to share-based payments	2	3
Total cash used by financing activities from continuing operations	(155)	(29)
CASH USED BY CONTINUING OPERATIONS	(41)	(51)
Cash provided (used) by discontinued operations		
Operating cash flows	(84)	7
Investing cash flows	(2)	(6)
Effect of currency exchange rate changes on cash and cash equivalents	(10)	(1)
DECREASE IN CASH AND CASH EQUIVALENTS	(137)	(51)
Cash and cash equivalents - beginning of period	1,393	346
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,256	$ 295
DEPRECIATION AND AMORTIZATION		
Specialty Ingredients	$ 59	$ 60
Performance Materials	17	19
Valvoline	9	8
Unallocated and other	-	1
	$ 85	$ 88
ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT		
Specialty Ingredients	$ 23	$ 29
Performance Materials	6	7
Valvoline	10	6
Unallocated and other	4	3
	$ 43	$ 45

(a) Excludes changes resulting from operations acquired or sold.

Ashland Inc. and Consolidated Subsidiaries

Table 4

INFORMATION BY INDUSTRY SEGMENT

(In millions - preliminary and unaudited)

	Three months ended December 31	
	2014	**2013**
SPECIALTY INGREDIENTS		
Sales per shipping day	$ 9.1	$ 9.4
Metric tons sold (thousands)	79.9	81.7
Gross profit as a percent of sales (a)	32.7%	30.9%
PERFORMANCE MATERIALS		
Sales per shipping day	$ 5.4	$ 5.9
Metric tons sold (thousands)	129.5	137.9
Gross profit as a percent of sales (a)	17.3%	13.4%
VALVOLINE		
Lubricant sales (gallons)	38.9	38.6
Premium lubricants (percent of U.S. branded volumes)	38.4%	35.8%
Gross profit as a percent of sales (a)	33.3%	31.2%

(a) Gross profit as a percent of sales is defined as sales, less cost of sales divided by sales.

Ashland Inc. and Consolidated Subsidiaries

Table 5

RECONCILIATION OF NON-GAAP DATA - INCOME (LOSS) FROM CONTINUING OPERATIONS

(In millions - preliminary and unaudited)

	Three Months Ended December 31, 2014				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME (LOSS)					
Restructuring	$ -	$ -	$ -	$ (1)	$ (1)
Award modification	-	-	-	(7)	(7)
All other operating income	60	25	83	9	177
Operating income	60	25	83	1	169
NET INTEREST AND OTHER FINANCING EXPENSE				41	41
NET LOSS ON DIVESTITURES					
Loss on sale of Elastomers				(85)	(85)
INCOME TAX EXPENSE (BENEFIT)					
Key items				(31)	(31)
All other income tax expense				34	34
				3	3
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 60	$ 25	$ 83	$ (128)	$ 40

	Three Months Ended December 31, 2013				
	Specialty Ingredients	Performance Materials	Valvoline	Unallocated & Other	Total
OPERATING INCOME	$ 51	$ 14	$ 75	$ 3	$ 143
NET INTEREST AND OTHER FINANCING EXPENSE				42	42
NET GAIN ON DIVESTITURES				5	5
INCOME TAX EXPENSE				18	18
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ 51	$ 14	$ 75	$ (52)	$ 88

Ashland Inc. and Consolidated Subsidiaries

Table 6

RECONCILIATION OF NON-GAAP DATA - FREE CASH FLOW

(In millions - preliminary and unaudited)

	Three months ended December 31	
Free cash flow (a)	**2014**	**2013**
Total cash flows provided by operating activities from continuing operations	$ 50	$ 18
Adjustments:		
Additions to property, plant and equipment	(43)	(45)
Free cash flows	$ 7	$ (27)

(a) Free cash flow is defined as cash flows provided by operating activities less additions to property, plant and equipment and other items Ashland has deemed non operational (if applicable).

RECONCILIATION OF NON-GAAP DATA - ADJUSTED EBITDA

(In millions - preliminary and unaudited)

	Three months ended December 31	
Adjusted EBITDA - Ashland Inc.	**2014**	**2013**
Net income	$ 32	$ 110
Income tax expense	3	18
Net interest and other financing expense	41	42
Depreciation and amortization	85	88
EBITDA	161	258
Loss (income) from discontinued operations (net of taxes)	8	(22)
Net loss on divestiture	85	-
Operating key items (see Table 5)	8	-
Adjusted EBITDA	$ 262	$ 236
Adjusted EBITDA - Specialty Ingredients		
Operating income	$ 60	$ 51
Add:		
Depreciation and amortization	59	60
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 119	$ 111
Adjusted EBITDA - Performance Materials		
Operating income	$ 25	$ 14
Add:		
Depreciation and amortization	17	19
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 42	$ 33
Adjusted EBITDA - Valvoline		
Operating income	$ 83	$ 75
Add:		
Depreciation and amortization	9	8
Key items (see Table 5)	-	-
Adjusted EBITDA	$ 92	$ 83

Exhibit 99.2

First-Quarter Fiscal 2015 Earnings

January 26, 2015

ASHLAND®

With good chemistry great things happen.™

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "is likely," "predicts," "projects," "forecasts," "may," "will," "should" and "intends" and the negative of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its Annual Reports, quarterly reports and other filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions), the global restructuring program (including the possibility that Ashland may not realize the anticipated revenue and earnings growth, cost reductions and other expected benefits from the program), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are contained in "Use of estimates, risks and uncertainties" in Note A of Notes to Consolidated Financial Statements and in Item 1A in its most recent Form 10-K filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this presentation whether as a result of new information, future events or otherwise.

Regulation G: Adjusted Results

The information presented herein regarding certain unaudited adjusted results does not conform to generally accepted accounting principles in the United States (U.S. GAAP) and should not be construed as an alternative to the reported results determined in accordance with U.S. GAAP. Ashland has included this non-GAAP information to assist in understanding the operating performance of the company and its reportable segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non-GAAP information related to previous Ashland filings with the SEC has been reconciled with reported U.S. GAAP results.



Fiscal First Quarter 2015
Highlights[1]

- Reported EPS from continuing operations of $0.57
  - Adjusted earnings of $1.46 vs. $1.12 per share in prior year
- Sales of $1.4 billion, down 3% from year-ago period
  - Normalized for currency and divestitures, sales would have increased 1%
- Adjusted EBITDA of $262 million, up 11% over prior year
- Achieved ~$175 million in run-rate savings from global restructuring
- Completed sale of elastomers for $120 million
- Completed 10b5-1 share repurchase program
  - Purchased $127 million of Ashland stock

[1] Ashland's earnings releases dated Jan. 26, 2015 and Nov. 5, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.

Fiscal First Quarter – Continuing Operations
Key Items Affecting Income



($ in millions, except EPS) Preliminary	Operating Income				Total		
	Ashland Specialty Ingredients	Ashland Performance Materials	Valvoline	Unallocated and Other	Pre-tax	After-tax	Earnings per Share
2015							
Loss on divestiture					(85)	(57)	(0.82)
Stock award modification				$ (7)	(7)	(4)	(0.06)
Restructuring				$ (1)	(1)	(1)	(0.01)
Total	$ -	$ -	$ -	$ (8)	$ (93)	$ (62)	$ (0.89)
2014							
Total	$ -	$ -	$ -	$ -	$ -	$ -	$ -

– Excluding intangible amortization, adjusted EPS would have been 22 cents higher, or $1.68

Adjusted Results Summary[1]



($ in millions) Preliminary	Fiscal First Quarter Three months ended Dec. 31,			Three months ended Sept. 30,	
	2014	2013	Change	2014	Change
Sales	$ 1,391	$ 1,432	(3) %	$ 1,538	(10) %
Gross profit as a percent of sales	29.4 %	26.8 %	260 bp	27.8 %	160 bp
Selling, general and admin./R&D costs	$ 243	$ 262	(7) %	$ 256	(5) %
Operating income	$ 177	$ 143	24 %	$ 180	(2) %
Operating income as a percent of sales	12.7 %	10.0 %	270 bp	11.7 %	100 bp
Depreciation and amortization	$ 85	$ 88	(3) %	$ 92	(8) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 262	$ 236	11 %	$ 272	(4) %
EBITDA as a percent of sales	18.8 %	16.5 %	230 bp	17.7 %	110 bp

- Normalized for currency and divestitures, sales increased 1% over prior year

- Mix, margins and restructuring savings drove 230 basis-point increase in EBITDA margin

[1] Ashland's earnings releases dated Jan. 26, 2015 and Nov. 5, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.



Ashland Specialty Ingredients
Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal First Quarter Three months ended Dec. 31,			Three months ended Sept. 30,	
	2014	2013	Change	2014	Change
Metric tons sold (in thousands) - Actives basis	79.9	81.7	(2) %	91.1	(12) %
Sales	$ 561	$ 581	(3) %	$ 635	(12) %
Gross profit as a percent of sales	32.7 %	30.9 %	180 bp	32.8 %	(10) bp
Selling, general and admin./R&D costs	$ 124	$ 130	(5) %	$ 125	(1) %
Operating income	$ 60	$ 51	18 %	$ 84	(29) %
Operating income as a percent of sales	10.7 %	8.8 %	190 bp	13.2 %	(250) bp
Depreciation and amortization	$ 59	$ 60	(2) %	$ 63	(6) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 119	$ 111	7 %	$ 147	(19) %
EBITDA as a percent of sales	21.2 %	19.1 %	210 bp	23.1 %	(190) bp

- Year-over-year sales decline primarily driven by FX and guar

- Improved product mix more than offset FX headwind leading to 210-basis-point improvement in EBITDA margin

1 Ashland's earnings releases dated Jan. 26, 2015 and Nov. 5, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.



Ashland Performance Materials
Adjusted Results Summary[1]

($ in millions) Preliminary	Fiscal First Quarter Three months ended Dec. 31,			Three months ended Sept. 30,	
	2014	**2013**	**Change**	**2014**	**Change**
Metric tons sold (in thousands)	129.5	137.9	(6) %	145.1	(11) %
Sales	$ 338	$ 365	(7) %	$ 383	(12) %
Gross profit as a percent of sales	17.3 %	13.4 %	390 bp	13.6 %	370 bp
Selling, general and admin./R&D costs	$ 36	$ 41	(12) %	$ 41	(12) %
Operating income	$ 25	$ 14	79 %	$ 13	92 %
Operating income as a percent of sales	7.4 %	3.8 %	360 bp	3.4 %	400 bp
Depreciation and amortization	$ 17	$ 19	(11) %	$ 18	(6) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 42	$ 33	27 %	$ 31	35 %
EBITDA as a percent of sales	12.4 %	9.0 %	340 bp	8.1 %	430 bp

- Excluding elastomers, year-over-year volumes grew 3%
- Composites volumes and margin drove segment earnings growth

[1] Ashland's earnings releases dated Jan. 26, 2015 and Nov. 5, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.

ASHLAND.



Valvoline
Results Summary[1]

($ in millions) Preliminary	Fiscal First Quarter Three months ended Dec. 31,			Three months ended Sept. 30,	
	2014	2013	Change	2014	Change
Lubricant gallons (in millions)	38.9	38.6	1 %	41.5	(6) %
Sales	$ 492	$ 486	1 %	$ 520	(5) %
Gross profit as a percent of sales	33.3 %	31.2 %	210 bp	31.1 %	220 bp
Selling, general and admin./R&D costs	$ 87	$ 89	(2) %	$ 89	(2) %
Operating income	$ 83	$ 75	11 %	$ 77	8 %
Operating income as a percent of sales	16.9 %	15.4 %	150 bp	14.8 %	210 bp
Depreciation and amortization	$ 9	$ 8	13 %	$ 10	(10) %
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 92	$ 83	11 %	$ 87	6 %
EBITDA as a percent of sales	18.7 %	17.1 %	160 bp	16.7 %	200 bp

- Lower input costs, combined with continued mix improvement drove another quarter of solid performance

- Excluding $6 million benefit from arbitration ruling in prior year period, EBITDA grew 20 percent

ASHLAND.

8

[1] Ashland's earnings releases dated Jan. 26, 2015 and Nov. 5, 2014 and 8-K dated July 3, 2014; available on Ashland's website at http://investor.ashland.com; reconcile adjusted amounts to amounts reported under GAAP.



Fiscal First Quarter 2015
Corporate Items

- Approximately $175 million in annualized cost savings achieved through the first quarter

  – Continue to expect substantially all savings to be realized by end of Q2 FY15

- Adjusted Effective tax rate of 25.0%

  – FY 2015 expectation now at 24-26%

- Trade Working Capital[1] ended quarter at 19.2% of sales

- Capital expenditures totaled $43 million

  – Full year 2015 expectation remains ~$275-$300 million

- Free cash flow[2] generation of $7 million

  – FY 2015 expectation remains unchanged at $290-$340 million

- $270 million Accelerated Stock Repurchase planned to be launched as soon as practicable

- Asbestos insurance settlement reached in January

[1] Trade Working Capital defined as trade accounts receivables plus inventories minus trade accounts payables; calculated on a 13-month rolling basis.
[2] Definition of free cash flow: operating cash less capital expenditures and other items Ashland has deemed non-operational.

ASHLAND.



Appendix A:
EBITDA Bridges



Ashland Q1 FY 2014 vs. Q1 FY 2015

Adjusted EBITDA Bridge

($ millions)
Preliminary



236	9	27	15	(8)	(17)	262
Q1 2014	Volume/Mix	Margin	SG&A Expenses	Currency Translation	Other	Q1 2015

- Stronger volumes and mix contributed $36 million to EBITDA

- SG&A, driven by restructuring savings, resulted in $15 million tailwind



Ashland Specialty Ingredients
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q1 FY 2014 versus Q1 FY 2015



111	5	4	4	(4)	(1)	119
Q1 2014	Volume/ Mix	Margin	SG&A Expenses	Currency Translation	Other	Q1 2015

- Strong mix, good margins, and reduced SG&A led to $13 million tailwind

- Currency, driven by Euro, was a $4 million headwind



Ashland Performance Materials

Adjusted EBITDA Bridge

($ millions)
Preliminary

Q1 FY 2014 versus Q1 FY 2015



33	3	10	3	(2)	(5)	42

| Q1 2014 | Volume/ Mix | Margin | SG&A Expenses | Currency Translation | Other | Q1 2015 |

- Good composites volumes and margin provided a tailwind to the quarter, more than offsetting BDO pricing decline

- Other category reflects impact of ASK and elastomers divestitures

ASHLAND.



Valvoline
Adjusted EBITDA Bridge

($ millions)
Preliminary

Q1 FY 2014 versus Q1 FY 2015



Q1 2014	Volume/ Mix	Margin	SG&A Expenses	Currency Translation	Other	Q1 2015
83	1	13	2	(1)	(6)	92

- Strong mix and lower input costs primary drivers to EBITDA growth

- Prior year quarter benefitted from $6 million arbitration ruling on a commercial agreement – captured in Other

ASHLAND.



Appendix B: Volume Trends and Liquidity and Net Debt

Normalized Volume Trends[1]



Rolling Four Quarters

Specialty Ingredients[2]	Performance Materials[2]	Valvoline

Period Ended: Dec '12, Mar '13, Jun '13, Sept '13, Dec '13, Mar '14, Jun '14, Sept '14, Dec '14

Y-axis: 90%, 95%, 100%, 105%, 110%

[1] Excludes volumes associated with Casting Solutions and divested Pinova, Synlubes, PVAc, and elastomers businesses for all periods. Includes volumes associated with ISP and Ara Quimica for all periods.

[2] ASI and APM reflect realignment of adhesives and intermediates and solvents for all periods.



Liquidity and Net Debt

($ in millions)

Liquidity		At Dec. 31, 2014
Cash	$	1,256
Available revolver and A/R facility capacity		1,047
Liquidity	$	2,303

Debt	Expiration	Interest Rate	Moody's	S&P	At Dec. 31, 2014
4.750% senior notes, par $1,125 million	08/2022	4.75%	Ba1	BB	$ 1,120
3.875% senior notes, par $700 million	04/2018	3.875%	Ba1	BB	700
3.000% senior notes, par $600 million	03/2016	3.000%	Ba1	BB	600
6.875% senior notes, par $375 million	05/2043	6.875%	Ba1	BB	376
A/R facility drawn[1]	08/2015	L+75			220
6.5% debentures, par $282 million	06/2029	6.500%	Ba2	B+	134
Revolver drawn[2]	03/2018	L+175	Ba1	BB	80
Other debt		Various			45
Total debt			Ba1/ Stable	BB/ Stable	$ 3,275
Cash					$ 1,256
Net debt (cash)					$ 2,019

[1] AR securitization facility with total borrowing capacity of $250 million; capacity as of Dec. 31, 2014 of $220 million

[2] $1.2 billion facility, including ~$73 million for letters of credit

Scheduled Debt Repayments by Fiscal Year



$251 — FY '15
$600 — FY '16
FY '17
$780 — FY '18
$5 — FY '19
FY '20
FY '21
$1,125 — FY '22
$667 — FY '23 and after

ASHLAND.



Appendix C:
Business Profiles

Corporate Profile



Sales[1] - $6.1 Billion

By geography



- Europe 25%
- Asia Pacific 15%
- North America[2] 53%
- Latin America/Other - 7%

By commercial unit



- Ashland Performance Materials 26%
- Ashland Specialty Ingredients 41%
- Valvoline 33%

[1] For 12 months ended December 31, 2014.

[2] Ashland includes only U.S. and Canada in its North America designation.

ASHLAND



Corporate Profile

Adjusted EBITDA[1] - $1.1 Billion



Ashland Performance Materials 16%

Valvoline 34%

Ashland Specialty Ingredients 50%

NYSE Ticker Symbol:	ASH
Total Employees:	~10,000
Outside North America	~30%
Number of Countries in Which Ashland Has Sales:	More than 100

1 For 12 months ended December 31, 2014. See Appendix D for reconciliation to amounts reported under GAAP.

ASHLAND.

Ashland Specialty Ingredients
A global leader of cellulose ethers and vinyl pyrrolidones



Sales by Market[2]



- Coatings 15%
- Construction 9%
- Other Industrial Specialties 15%
- Adhesives 14%
- Personal Care 24%
- Pharma 14%
- Nutrition & Other Consumer Specialties 9%

Sales by Product



- Cellulosics 37%
- Adhesive 12%
- PVP 17%
- Actives - 6%
- Vinyl Ethers 6%
- Guar - 4%
- Biocides – 4%
- Other 14%

Sales by Geography



- North America 39%
- Europe 33%
- Asia Pacific 18%
- Latin America/Other - 10%

For 12 Months Ended December 31, 2014
Sales: $2.5 billion [1]
Adjusted EBITDA: $538 million [1]
Adjusted EBITDA Margin: 21.7%

1. See Appendix D for reconciliation to amounts reported under GAAP.
2. Within the Sales by Market chart above, Industrial Specialties are presented in orange and Consumer Specialties are presented in blue.



Ashland Performance Materials
Global leader in unsaturated polyester resins and vinyl ester resins

Sales by Market



Transportation 25%
Electronics 4%
Other Process Industries 12%
Construction: Infrastructure 6%
Construction: Industrial 27%
Construction: Residential 11%
PU/TPU[2] 4%
Marine 11%

Sales by Product



Intermediates/Solvents 26%
Composites 57%
Elastomers[3] 17%

Sales by Geography



Asia Pacific - 14%
Europe 33%
North America 48%
Latin America/Other 5%

For 12 Months Ended December 31, 2014
Sales: $1.6 billion
Adjusted EBITDA: $175 million[1]
Adjusted EBITDA Margin: 11.3%[1]

1 See Appendix D for reconciliation to amounts reported under GAAP.
2 PU/TPU stands for Polyurethane and Thermoplastic Polyurethane.
3 Includes sales only through December 1st, 2014.

ASHLAND.

Valvoline: A leading worldwide producer and distributor of premium-branded lubricants, automotive chemicals and car-care products

Sales by Market



Valvoline International 30%

DIFM: Valvoline Instant Oil Change 18%

DIFM: Installer Channel 23%

Do-It-Yourself 29%

Sales by Product



Lubricants 86%

Chemicals - 7%

Antifreeze 5%

Filters 2%

International Sales by Region[2]



Latin America/ Other – 18%

Australia 23%

Europe 24%

Asia Pacific ex Australia 35%

For 12 Months Ended December 31, 2014

Sales: $2.0 billion [1]
EBITDA: $368 million [1]
EBITDA Margin: 18.0%

[1] See Appendix D for reconciliation to amounts reported under GAAP.
[2] Includes nonconsolidated joint ventures.

ASHLAND.



Appendix D: Non-GAAP Reconciliations



Reconciliation of Non-GAAP Data

Ashland Inc. and Consolidated Subsidiaries

for 12 Months Ended December 31, 2014

($ millions, except percentages)

Sales[1]	Q1 15	Q4 14	Q3 14	Q2 14	Total
Specialty Ingredients	561	635	653	629	2,478
Performance Materials	338	383	420	413	1,554
Valvoline	492	520	532	503	2,047
Total	1,391	1,538	1,605	1,545	6,079

Adjusted EBITDA[1]	Q1 15	Q4 14	Q3 14	Q2 14	Total	Adjusted EBITDA Margin
Specialty Ingredients	119	147	142	130	538	21.7%
Performance Materials	42	31	53	49	175	11.3%
Valvoline	92	87	99	90	368	18.0%
Unallocated	9	7	4	3	23	
Total	262	272	298	272	1,104	

[1] Quarterly totals may not sum to actual results due to quarterly rounding conventions. Calculation of adjusted EBITDA for each quarter has been reconciled within certain financial filings with the SEC and posted on Ashland's website for each reportable segment.

ASHLAND.

ASHLAND®

With good chemistry great things happen.™

Exhibit 99.3

First Quarter Fiscal 2015 Earnings Prepared Comments

Ashland released results for the quarter ended December 31, 2014, at approximately 5 p.m. Eastern Time today. These results are preliminary until we file our Form 10-Q with the Securities and Exchange Commission. A copy of the news release, a slide presentation and these prepared remarks have been furnished to the SEC in a Form 8-K. These prepared remarks should be read in conjunction with the slides and earnings release.

We will host a conference call and webcast on Tuesday, January 27, 2015, at 10:00 a.m. EST to discuss these results.

Slide 2: Forward Looking Statements, Regulation G: Adjusted Results

As shown on Slide 2, our remarks include forward-looking statements, as such term is defined under U.S. securities law.
We believe any such statements are based on reasonable assumptions, but cannot assure that such expectations will be achieved.
Please also note that we will be discussing adjusted results in this presentation.
We believe this enhances understanding of our performance by more accurately reflecting our ongoing business.

Slide 3: Highlights

Ashland began fiscal 2015 just as it finished 2014, on a strong note. Adjusted earnings grew 30 percent from the year-ago quarter driven by healthy mix, higher margins and lower operating costs. Despite significant currency headwinds, each commercial unit posted year-over-year margin gains that led to strong earnings growth. We continued to execute on our strategy of refining the portfolio by completing the elastomers divestiture, and we completed the previously launched 10b5-1 stock repurchase program.

Ashland reported earnings of $0.57 per share from continuing operations for the first quarter. This included an after-tax loss of $57 million related to the elastomers divestiture. When adjusting for this and other key items, earnings per share from continuing operations were $1.46, a 30 percent increase over prior year.

Ashland's sales were nearly $1.4 billion, a decrease of 3 percent from prior year. Normalizing for currency and divestitures, sales would have increased 1 percent. Ashland Specialty Ingredients (ASI) continues to see good revenue growth in the personal care and adhesives product lines, with currency-adjusted sales up 10 percent and 5 percent, respectively. Ashland Performance Materials (APM) continues to execute well against its strategy of upgrading mix, leading to an 8 percent increase in currency-adjusted sales within composites. At Valvoline^{TM}, strong performances in the Do-It-Yourself (DIY) and Do-It-For-Me (DIFM) channels offset destocking among international distributors, leading to a 1 percent increase in sales from prior year.

Adjusted EBITDA grew 11 percent, to $262 million, primarily due to improved business and product mix, good pricing discipline, lower input costs and reduced selling, general and administrative (SG&A) expenses.

Ashland's global restructuring program, which is targeting $200 million in cost savings as part of a broad-based plan to improve the company's competitive position, is on track to be largely complete by the end of the second quarter of fiscal 2015. At the end of December, Ashland had achieved approximately $175 million in annualized run-rate savings.

During the quarter, Ashland completed the sale of the elastomers division to Lion Copolymer for $120 million, which is in keeping with our strategy of divesting low-margin, non-core assets and investing in higher-margin, faster-growing and more stable businesses. After making necessary working capital adjustments, net proceeds from the sale were $106 million.

Ashland repurchased $127 million of Ashland stock during the quarter, completing the 10b5-1 program that was launched last August. In total, Ashland has invested nearly $1.1 billion in stock repurchases over the past nine months. Approximately $270 million remains under the current $1.35 billion share repurchase authorization program.

Slide 4: Key Items Affecting Income

In total, three key items had a net unfavorable impact on EPS from continuing operations of $0.89 in the first quarter.

1) The first key item is a $57 million after-tax loss from the sale of the elastomers division.
2) The second key item is a $4 million after-tax charge related to a cash payment made to Ashland's retired CEO in lieu of stock under the company's long-term incentive compensation program.
3) The third key item is a $1 million after-tax charge related to global restructuring activities.

There were no unusual items affecting income in the year-ago quarter.

Slide 5: Adjusted Results Summary

Positive mix in each of Ashland's commercial units, lower input costs, disciplined pricing and net savings from the global restructuring program drove an 11 percent increase in EBITDA versus prior year. This was in spite of significant currency headwinds which negatively affected sales by $32 million and earnings by $8 million.

ASI posted good results within Consumer Specialties, led by strength in the personal care and pharmaceutical excipient markets. Industrial Specialties reported soft results in European and Latin American construction and North American energy markets. This weakness was somewhat offset by another solid quarter within adhesives. APM posted solid earnings growth after another strong performance from composites. This was somewhat offset by lower butanediol (BDO) pricing within Intermediates and Solvents (I&S). Valvoline posted a record first quarter for profitability, with solid results from the DIFM and DIY channels.

Gross margin increased 260 basis points from prior year driven by lower input costs and good pricing discipline. This, coupled with savings from the global restructuring program that reduced SG&A expenses by $19 million, drove a 24 percent increase in operating income. SG&A as a percent of sales declined 80 basis points from prior year, to 17.5 percent, in what is Ashland's seasonally weakest quarter. This puts us well on our way to achieving our targeted SG&A level. In total, good mix, margin expansion and reduced costs led to Ashland's EBITDA margin increasing 230 basis points from the prior year quarter, to 18.8 percent. Ashland's first-quarter results represent good progress toward its EBITDA margin target of 20 percent.

Slide 6: Ashland Specialty Ingredients – Adjusted Results Summary

Improved business and product mix offset foreign exchange (FX) headwinds and soft European and Latin American construction and North American energy markets, leading to another quarter of year-over-year EBITDA growth. Strong performances within our personal care and adhesives lines of business were offset by currency (-2%) and guar (-3%), leading to a 3 percent decline in sales. Excluding the effect of these, sales increased 2 percent from prior year. Gross margins expanded 180 basis points driven by mix and improved manufacturing cost execution. Savings from the global restructuring program led to a $6 million year-over-year decline in SG&A. Overall, business performance in the quarter was driven by strong mix and cost discipline, contributing to a 210-basis-point improvement in EBITDA margin, to 21.2 percent.

Consumer Specialties' sales were flat with the prior year, but rose 2 percent when adjusting for currency. Particular strength came from the personal care and pharmaceutical excipient lines of business. This was offset by weakness in the nutrition market, where some of our lower-margin product lines are experiencing increased competitive pressure. Regionally, we saw strength in North America and Asia.

Within Industrial Specialties, sales declined 6 percent year over year (down 4% currency adjusted). Sales were negatively affected by weak construction markets in Europe, our previously announced exit from the guar powder product line, and reduced demand for our products sold into the energy market. The adhesives line of business posted another solid quarter, with revenues increasing 5 percent from prior year. We continue to see strong demand within the coatings market, although capacity constraints within our HEC production facilities have limited our growth. However, to help meet that growing demand, we recently completed the first phase of expanding our HEC lines in Nanjing, China, with new volume to be available beginning later this quarter. This first phase of the two-phase HEC expansion at Nanjing is expected to be a $10-$12 million annual revenue opportunity.

Looking ahead over the balance of the fiscal year, we expect continued growth in personal care, pharmaceutical, coatings and adhesives. However, we expect this growth to be somewhat offset by reduced demand in the construction and energy markets. We also expect FX to remain a headwind for the rest of the year, but be partially offset by lower raw material costs. Lastly, as part of our strategy to continually upgrade the portfolio, we recently closed our redispersible powder (RDP) production line in China. The exit of this low-margin business is expected to reduce annualized sales by approximately $30 million beginning in the middle of the current quarter, but be marginally accretive to EBITDA. As a result, and based on what we see today, we expect ASI's full-year sales to be flat to down 2% from prior year. Growth in high-margin areas of the business, improved mix, aggressive new product and application development, and lower overall costs should lead to full-year EBITDA margin exceeding 23 percent.

For the fiscal second quarter, we expect good growth in the higher-margin areas of the business. However, based on where foreign exchange rates were at the beginning of January, we expect the combination of currency (-4%), continued weakness in construction and energy markets (-2%), our exit from the RDP product line (-1%) and powder guar market (-1%) to more than offset that growth. As a result, we expect ASI's sales in the second quarter to decline 3.5-4.5 percent from a year ago. However, we expect the combination of improved business mix, higher margins, and reduced SG&A expenses to deliver a 200-300 basis point increase to EBITDA margin over prior year.

Slide 7: Ashland Performance Materials – Adjusted Results Summary

Good composites volumes and lower input costs contributed to a strong quarter for APM, with EBITDA increasing 27 percent versus the year-ago period. Excluding elastomers, volumes grew 3 percent, driven by strong composites results across all regions. Currency (-3%), the elastomers divestiture (-5%), and lower BDO pricing (-2%) were headwinds to year-over-year sales. Adjusting for these items, sales grew 3 percent. Gross margin expanded 390 basis points, primarily due to lower input costs and an unplanned shutdown at an I&S plant in the prior-year quarter.

Overall composites volumes grew approximately 8 percent from prior year. We continued to see good composites growth in both North America and China, with revenues growing in the high single-digit range in each region. While mining and building and construction markets remain sluggish globally, we continue to see growth in the transportation and heavy-truck markets. In North America, the recreational marine market has begun to show strength, and in China our pollution control systems continue to do well in the flue gas desulfurization market. Overall, composites revenues grew 5 percent from the prior year and 8 percent when adjusting for currency.

I&S sales declined 14 percent from prior year on lower volumes, pricing and currency headwinds. BDO capacity continues to expand globally, exerting pressure on prices. Versus the prior year period, I&S revenues fell by $7 million due to softer BDO pricing. This was somewhat offset by lower feedstock costs. We expect prices to continue declining over the course of fiscal 2015, leading to a $20 million headwind to revenue, consistent with our prior expectations.

Looking to the second quarter, we expect mid-single-digit volume growth on a year-over-year basis in composites driven by continued customer wins in Asia. However, we expect the effects of the elastomers divestiture, continued BDO pricing pressure and the pass-through of lower input costs to our composites customers, to lead to a decline in sales of approximately 25 to 27 percent from prior year. EBITDA margin is expected to be 10.5-11.0 percent, down from 11.6 percent in the prior-year period. Composites volume gains and cost savings from the global restructuring are expected to partially offset the BDO pricing headwind. For modeling purposes, the prior-year period included approximately $4 million of equity income from the recently divested ASK joint venture. In addition, as a result of the elastomers divestiture, we expect depreciation and amortization (D&A) to be approximately $14 million each quarter going forward.

Slide 8: Valvoline – Adjusted Results Summary

Good mix and margin expansion led to an 11 percent increase in EBITDA from the year-ago period. Continued strength across the installer channel and successful promotions drove sales growth in the DIY channel more than offsetting currency headwinds (-2%), delivering 1 percent sales growth over the prior year. Lower input costs provided a tailwind to the quarter, contributing to the 160 basis point year-over-year increase to EBITDA margin. It is worth noting that the prior-year period contained $6 million from a favorable arbitration ruling on a commercial agreement. Excluding this, EBITDA grew 20 percent.

Valvoline Instant Oil Change[SM] (VIOC) maintained strength in the quarter posting same-store sales growth of nearly 5 percent at company-owned sites. Additionally, VIOC added 29 units across the network over the past year, which contributed to a 7 percent increase in the total number of oil changes versus prior year. Within the DIFM channel, our non-captive installer line of business posted the second consecutive quarter of mid-single-digit percentage sales growth over the prior year. Positive mix and successful promotions during the period led to a 3 percent sales increase for the DIY channel. Distributor destocking and general softness in the heavy-duty market negatively affected the international channel, as volumes declined 3 percent and sales fell 8 percent from the prior year. Currency adjusted, international sales declined 2 percent. Overall mix continued to improve, with premium-branded lubricant sales volume increasing to 38.4 percent, a 260-basis-point increase from prior year.

Base oil price declines announced during the fall were the primary driver to the 210-basis-point increase to gross profit margin year over year. We expect another base oil price decrease, which was announced late in the December quarter, to positively affect our fiscal second-quarter results. However, we expect this benefit to be somewhat offset by continued strength of the US dollar.

Looking ahead to the second quarter, we expect volume to increase 2-3 percent driven by continued strength in our VIOC channel, although net sales should be relatively flat with prior year due to pricing adjustments. Improved gross margins should lead to EBITDA margin of approximately 19.5-20.0 percent.

[SM] Service mark, Ashland or its subsidiaries, registered in various countries

Slide 9: Fiscal First Quarter 2015 – Corporate Items

Ashland's restructuring program continues to progress as expected. Through the first quarter, Ashland has achieved approximately $175 million in run-rate savings. We continue to expect substantially all of the targeted $200 million in annual savings to be in place by the end of the current quarter.

Corporate income is now expected to be $25-$30 million for the full year, down from management's prior expectation of $35-$40 million. The decrease is primarily driven by stranded costs related to the elastomers divestiture.

The adjusted effective tax rate for the quarter was 25.0 percent, higher than our prior expectation. The increase was driven primarily by geographic income mix. Our businesses posted stronger results in higher-tax-rate regions, principally the U.S. We expect this trend to continue for the balance of the year. As a result, we now expect our 2015 full-year tax rate to increase to 24-26 percent.

Trade working capital ended the quarter at 19.2 percent of sales. Our full-year expectation remains unchanged at approximately 18.5 percent in 2015.

Capital expenditures were $43 million in the quarter, and we continue to expect capital expenditures for the full year to be approximately $275-$300 million.

Ashland generated $7 million in free cash flow during the quarter. This is in line with normal seasonality and customary calendar year-end payment practices. We continue to expect free cash flow for the full year to be $290-340 million.

Ashland's liquidity position remains very strong. At quarter end, Ashland had approximately $2.3 billion of available liquidity, with slightly more than $1.2 billion in cash. It is worth noting that almost all of this cash is held outside the U.S.

We continue to believe that Ashland's stock remains undervalued and represents the best investment for our shareholders. We intend to complete the current share repurchase authorization using a $270 million accelerated share repurchase program that we plan to launch as soon as practicable.

Earlier this month, Ashland reached a settlement agreement to resolve certain disputes related to insurance for asbestos personal injury claims and received a cash payment of $398 million. This is expected to result in a $110-$130 million after-tax gain in the March quarter.

End of prepared remarks